

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 28, 2017

<u>Via E-Mail</u>
Menachem Ash
President
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

  Re: Rafael Holdings, Inc.
    Form 10-12G
    Filed October 31, 2017
    File No. 000-55863

Dear Mr. Ash:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you filed a Form 10-12G registering your Class B common stock under Section 12(g) of the Securities Exchange Act of 1934. We also note you intend to have your Class B common stock listed for trading on the NYSE American LLC. Please tell us why you filed a Form 10-12G rather than a Form 10-12B to register your Class B common stock under Section 12(b) of the Exchange Act.

2. Please note that the Form 10-12G goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting

requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

3.   We note your disclosure on page F-7 that, prior to the spin-off, Rafael Holdings, Inc. will be formed as a wholly-owned subsidiary of IDT Corporation, and the accounts of certain wholly-owned subsidiaries of IDT Corporation will be contributed to Rafael Holdings, Inc. We also note your disclosure that your equity interest in Lipomedix was purchased in 2016-2017 and the disclosure in IDT Corporation's Form 10-K for the fiscal year ended July 31, 2017 suggesting that interests in Rafael Pharmaceuticals were acquired in 2016. Please tell us which of the properties and assets that are to be held by Rafael Holdings, Inc. on the date of separation were acquired by IDT Corporation or any of its subsidiaries within the last two years. In addition, please provide us your analysis as to how the spin-off will be exempt from registration under the Securities Act and whether the spin-off constitutes a sale or disposition for value under Section 2(a)(3).

Registration Statement Cover Page

4.   Please revise your registration statement cover page to indicate that you are an "emerging growth company" and whether you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Exhibit 99.1

Risk Factors, page 7

5.   Please revise to include risk factor disclosure to describe the material conflicts of interest resulting from your parent/subsidiary relationship with IDT, Howard Jonas' roles and shareholdings in both companies, and Mr. Jonas' interests in Rafael Pharmaceuticals. Please also disclose that the terms of the Separation and Distribution Agreement, Tax Separation Agreement and Transition Services Agreement did not result from arm's length negotiations.

6.   Please revise to include risk factor disclosure to describing your dependence on IDT and its affiliates for the majority of your revenues, including quantifying the percentage of your revenues from IDT and its affiliates.

Unaudited Pro Forma Condensed Combined Financial Data, page 32

7.   We note your disclosure on page F-17 that the annual rent from related parties will be approximately $1.7 million which is significantly lower than the $3.7 million reflected in your historical financial statements and pro forma financial data. Please tell us your basis for not adjusting the historical rental from related parties in view of the above difference.

Also revise to reconcile the amount relating to rental from related party with the historical financial statements.

8.　　We note your disclosure in note (A) on page 35 relating to a controlled entity of which you are a 45% owner. Please provide to us additional details regarding the nature of this entity, how you determined control, how you account for this entity and the guidance upon which you relied.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

9.　　Given the significant amount of rental revenues received from IDT Corporation, please revise to disclose that IDT is a public company and cross reference to the periodic financial statements filed with the SEC.

10.　　Please include a more detailed discussion of leasing activity during the periods presented, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed, and leasing costs, including tenant improvement costs and leasing commissions, as applicable.

11.　　Although we note your disclosure on page 42 that the IDT and Genie leases expire in 2025, please revise your disclosure to include a schedule of lease expirations for each of the ten years starting with the current year and which states the number of tenants whose leases will expire, the total area in square feet covered by the leases, the annual rent represented by the leases and the percentage of gross annual rent represented by the leases.

Business, page 43

12.　　We note your disclosure regarding your properties. Please revise to provide the percentage of each building that is leased to affiliated parties and the percentage of the rental revenues from affiliated parties for each building.

13.　　We note that currently approximately 29.50% of the property at 520 Broadway in Newark New Jersey is leased. We further note your disclosure on page 41 that during fiscal year 2016 and fiscal year 2015 you invested approximately $10 million in renovating the first four floors of 520 Broad Street. Please revise your disclosure to describe whether you anticipate significant capital expenditures to renovate each of your properties and describe any proposed program for the renovation, improvement or development of each of your properties. In addition, please briefly describe the general character, including age, of each of your properties.

14.   We note that your interests in Rafael Pharmaceuticals are held indirectly through a 90%-owned non-operating subsidiary, IDT-Rafael Holdings, LLC, and CS Pharma Holdings, LLC, which is 50%-owned by IDT-Rafael Holdings, LLC. Please revise your disclosure throughout to more specifically describe the extent to which you will control these interests and be entitled to receive any cash flows from them.

15.   We note your disclosure on page 44 that based on current shares issued and outstanding, you would need to pay approximately $71 million to exercise the warrant to purchase up to 56% of the capital stock of Rafael Pharmaceuticals in full and approximately $56 million to purchase a 51% controlling stake or, on an as-converted fully diluted basis, approximately $122 million to exercise the warrant in full and approximately $98 million to purchase a 51% controlling stake. In light of your current liquidity, please revise your disclosure to clarify, if true, that you are not able to exercise the warrant and include risk factor disclosure that you may never exercise the warrant.

16.   We note your disclosure on page 47 that you have the option to invest an additional $0.9 million in Lipomedix, which would increase your aggregate ownership to 50.6% of the issued share capital on a fully diluted basis, and that this option expires on the earlier of (1) a merger or acquisition transaction, (2) an initial public offering, or (3) November 30, 2017. Please revise your disclosure to reflect whether this option was exercised.

Management, page 58

17.   You state on page 58 that you intend to appoint a Chief Executive Officer and a Chief Financial Officer prior to the spin-off. Please update your disclosure to identify your Chief Executive Officer and your Chief Financial Officer and clarify whether these individuals are affiliated or formerly affiliated with IDT Corporation.

Our Relationship with IDT After the Spin-Off and Related Person Transactions, page 63

18.   We note your disclosure on page 64 that "[a]ll liabilities and obligations related to Rafael will remain Rafael's obligation whether the liability and or obligation arose pre-spin-off or post spin-off and all liabilities and obligations related to IDT will remain IDT's obligation whether the liability and or obligation arose pre-spin-off or post spin-off." Please revise to describe in more detail the liabilities and obligations related to Rafael. In addition, please provide tabular disclosure of contractual obligations as applicable in your Management's Discussion and Analysis of Financial Condition and Results of Operations. Refer to Item 303 of Regulation S-K.

Notes To Combined Financial Statements

Note 5 - Investments

Rafael Pharmaceuticals, Inc. ("Rafael Pharmaceuticals"), page F-13

19.   We note that the sale of interest and rights in Rafael Pharmaceuticals, Inc. to Howard S. Jonas has been presented as noncontrolling interest in the Combined Statements of Members' Equity. Please tell us your basis for this accounting and the guidance upon which you relied. We note your disclosure on page F-14 that you are not the primary beneficiary of Rafael Pharmaceuticals, Inc. from which we assume that this entity is not consolidated.

20.   We note your disclosure on page F-12 that the valuation of the investment in Rafael Pharmaceuticals was based on a valuation of Rafael and other factors and the disclosure on page F-13 that you received an independent appraisal indicating the fair value of your investment in Rafael Pharmaceuticals exceeds the carrying value. Please provide to us additional details regarding the independent appraisal and other factors considered in the valuation including the inputs used and whether you adjusted the independent appraisal.

21.   Also, we note on page F-13 that you have not accrued interest on the convertible note as collection cannot be reasonably assured. Please tell us how you considered this uncertainty in the above valuation.

22.   Please tell us how you accounted for the compensatory arrangement with Howard S. Jonas described on page F-14 and the guidance upon which you relied.

23.   Please tell us how you determined the allocation between the convertible note and the warrant and the guidance upon which you relied.

24.   Tell us how the warrants were evaluated for impairment.

25.   We note that you have concluded that you are not the primary beneficiary of Rafael Pharmaceuticals (the "VIE") as you do not have the power to direct the activities of this VIE that most significantly impact its economic performance. Please tell us how you considered in the above conclusion the fact that your Chairman of the Board is also the Chairman of the Board of the VIE and you hold a warrant to purchase a 56% of the capital stock of the VIE.

Note 6 - Income Taxes, page F-15

26.   Please revise to reconcile the amounts relating to income (loss) before income taxes, income tax expense and deferred tax asset for 2017 with the balance sheet. Also revise

your disclosure that net deferred tax assets are included in "Other current assets" to clarify that deferred tax assets are included in noncurrent assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3401 with any other questions.


Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities


cc: Dov T. Schwell, Esq.
       Schwell Wimpfheimer & Associates LLP